COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

March 13, 2015

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Insurance Trust (the “Registrant”)

Variable Portfolio – Goldman Sachs Commodity Strategy Fund (the “Fund”)

PRE 14A (Preliminary Proxy Statement)

File No. 811-05199

Dear Mr. Cowan:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) on March 11, 2015 for the above-referenced preliminary proxy statement filing (“Filing”). Comments and responses are outlined below.

Comment 1:	Please provide a “yes” or “no” answer to the question, “Do I have to reinvest my liquidation proceeds in the Cash Management Fund”.

Response:	We will provide a “yes” or “no” answer to this question.

Comment 2:	In the Proxy Statement, provide more information about the Cash Management Fund, such as fees, strategies and risks.

Response:	The Proxy Statement will include as an appendix the investment objective, principal investment strategies, principal risks and fees and expense information of the Cash Management Fund.

Comment 3:	In the Proxy Statement, disclose that the substitution will take place at net asset value with no change in the amount of any Contract Owner’s accumulated value or in the dollar value of his or her investment in the relevant variable account.

Response:	We will add disclosure to this effect in the Proxy Statement.

Comment 4:	On Page 2 of the Proxy Statement, identify or define the Fund’s adviser.

Response:	We will define this term.

Comment 5:	Please provide more information on the basis for the adviser’s recommendation to liquidate and discuss the impact of the Fund’s size.

Response:	We will add the following:

Columbia Management Investment Advisers, LLC, the Fund’s investment adviser, recommended that the Board approve the liquidation of the Fund based on, among other factors, the following:
•	Portfolio management changes at the Fund’s subadviser, Goldman Sachs Asset Management, L.P. – A senior commodities portfolio manager left the subadviser in 2014.
•	Net assets – As of November 30, 2014, the Fund’s net assets were approximately $54 million and unlikely to increase. The Fund’s small size limited its ability to benefit from economies of scale enjoyed by larger funds.

•	Performance – The Fund had not performed as anticipated and Columbia Management was not confident that performance would significantly improve.

Based on this recommendation, the Board determined that it was in the best interests of the Fund and its shareholders to liquidate and terminate the Fund.

Comment 6:	Include a discussion of what will happen if the Transaction is not approved.

Response:	We will add the following:

As described in the Fund’s prospectus, Columbia Management manages funds (“funds-of-funds”) and other affiliated products that may own a significant percentage of the outstanding shares of the Fund and other Columbia Funds. In fact, funds-of-funds hold approximately 98% of the Fund’s shares. In managing the funds-of-funds, Columbia Management allocates assets to, and out of, a variety of underlying funds (including the Fund) and other securities or instruments. Columbia Management has recommended to the Board that it liquidate the Fund based on its belief that liquidation is in the best interests of the Fund’s shareholders. If the Transaction is not approved, Columbia Management may re-allocate assets of the funds-of-funds out of the Fund into another commodity strategy fund or other fund or investment, in which case the Fund’s assets would likely decrease to a level that would make executing the subadviser’s investment strategy impossible.

Comment 7:	In the Quorum and Method of Tabulation section, state that representation by the Participating Insurance Companies at the meeting will be sufficient to constitute a quorum of all shares of the Fund.

Response:	The Participating Insurance Companies hold less than 30% of the Fund. As a result, we will not include the suggested disclosure.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (617) 385-9536 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Vice President and Secretary

Columbia Funds Variable Insurance Trust